UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                                 Selectica, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                    816288104
                                 (CUSIP Number)

                                Rengan Rajaratnam
                          Sedna Capital Management LLC
                           200 Park Avenue, 33rd Floor
                               New York, NY 10166
                                 (214) 651-5319
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 10, 2006
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

     Note:  Schedules filed in paper format shall include a signed original
     and  five  copies  of  the  schedule,   including  all  exhibits.  See
     ss.240.13d-7 for other parties to whom copies are to be sent.


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     ----------------------------------------------------------------------

CUSIP No. 816288104
--------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     SEDNA CAPITAL MANAGEMENT LLC
     ---------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                            (a)  [_]
                                                            (b)  [X]

3.   SEC Use Only


     ---------------------------------------------------------------------------

4.   Source of Funds (See Instructions)

     AF
     ---------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)                                                [_]

     N/A
     ---------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     Delaware
     ---------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With

          7.   Sole Voting Power

               0
               -----------------------------------------------------------------

          8.   Shared Voting Power
               1,726,384
               -----------------------------------------------------------------

          9.   Sole Dispositive Power
               0
               -----------------------------------------------------------------

          10.  Shared Dispositive Power
               1,726,384
               -----------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,726,384
     ---------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                          [_]

     ---------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

     5.65%(1)
     ---------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     IA
     ---------------------------------------------------------------------------

----------
(1) Based on a total of 30,561,353 shares outstanding of Common Stock of the Issuer as disclosed in the Form 10-Q for the fiscal quarter ended June 30, 2006.

CUSIP No. 816288104
--------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     RENGAN RAJARATNAM
     ---------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                            (a)  [_]
                                                            (b)  [X]

3.   SEC Use Only


     ---------------------------------------------------------------------------

4.   Source of Funds (See Instructions)

     AF
     ---------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)                                                [_]

     N/A
     ---------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     Delaware
     ---------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With

          7.   Sole Voting Power

               0
               -----------------------------------------------------------------

          8.   Shared Voting Power
               1,726,384(1)
               -----------------------------------------------------------------

          9.   Sole Dispositive Power
               0
               -----------------------------------------------------------------

          10.  Shared Dispositive Power
               1,726,384(1)
               -----------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,726,384(1)
     ---------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                          [_]

     ---------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

     5.65%(1),(2)
     ---------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     IN
     ---------------------------------------------------------------------------

----------
(1) Rengan Rajaratnam and Paul Yook are the managing members of Sedna Capital Management LLC.

(2) Based on a total of 30,561,353 shares outstanding of Common Stock of the Issuer as disclosed in the Form 10-Q for the fiscal quarter ended June 30, 2006.

CUSIP No. 816288104
--------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     PAUL YOOK
     ---------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                            (a)  [_]
                                                            (b)  [X]

3.   SEC Use Only


     ---------------------------------------------------------------------------

4.   Source of Funds (See Instructions)

     AF
     ---------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)                                                [_]

     N/A
     ---------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     U.S.A.
     ---------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With

          7.   Sole Voting Power

               0
               -----------------------------------------------------------------

          8.   Shared Voting Power
               1,726,384(1)
               -----------------------------------------------------------------

          9.   Sole Dispositive Power
               0
               -----------------------------------------------------------------

          10.  Shared Dispositive Power
               1,726,384(1)
               -----------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,726,384(1)
     ---------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                          [_]

     ---------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

     5.65%(1),(2)
     ---------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     IA
     ---------------------------------------------------------------------------

----------
(1) Rengan Rajaratnam and Paul Yook are the managing members of Sedna Capital Management LLC.

(2) Based on a total of 30,561,353 shares outstanding of Common Stock of the Issuer as disclosed in the Form 10-Q for the fiscal quarter ended June 30, 2006.

Item 1.   Security and Issuer

     This Statement on Schedule 13D (this "Statement") relates to the acquisition by Sedna Capital Management LLC of 1,726,384 shares (the "Shares") of the common stock, par value $0.0001 (the "Common Stock") of Selectica, Inc., a Delaware corporation ("Selectica" or the "Issuer"). The address of the principal executive offices of Selectica is 3 West Plumeria Drive, San Jose, California 95134.

Item 2.   Identity and Background

     (a) The persons filing this Statement are Sedna Capital Management LLC, a Delaware limited liability company, Rengan Rajaratnam, a managing member of Sedna Capital Management LLC, and Paul Yook, a managing member of Sedna Capital Management LLC (collectively, the "Sedna Filing Persons").

     The Sedna Filing Persons may be deemed to be a "group" for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the "Act"), although each reporting person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a "group." The filing of this Statement should not be construed to be an admission that the Sedna Filing Persons are members of a "group" for the purposes of Sections 13(d) and 13(g) of the Act.

     (b) The principal business address and principal office address of each of the Sedna Filing Persons is 200 Park Ave., 33rd Floor, New York, NY 10166.

     (c) Sedna Capital Management LLC was created for the limited purpose of investing in securities.

     (d) and (e) During the past five years, none of the Sedna Filing Persons or any other person named in this Item 2 have been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

     (f) All of the natural persons named in this Item 2 are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

     The acquisition of the Shares and the payment of related fees and expenses by Sedna Capital Management LLC required approximately $472,256.01 and was obtained from funds provided to Sedna Capital Management LLC Capital from funds managed by Sedna Capital Management LLC.

Item 4.   Purpose of Transaction

     The Sedna Filing Persons currently do not have any plan or proposal which relate to or would result in the action enumerated in the instructions to Item 4, but may formulate such a plan or proposal in the future. If, at some point in the future, the Sedna Filing Persons were to formulate such a plan or proposal, they would contact the Issuer and take any other such actions as may be necessary and appropriate to realize such plan or proposal.

Item 5.   Interest in Securities of the Issuer

     (a) As of November 10, 2006, the Sedna Filing Persons may be deemed to beneficially own an aggregate of 1,726,384 Shares of Common Stock (which represents approximately 5.65% of the outstanding Common Stock as disclosed in the Form 10-Q for the fiscal quarter ended June 30, 2006).

         (b)
                                      Sole    Shared     Sole        Shared
                                      Voting  Voting     Dispositive Dispositive
                                      Power   Power      Power       Power
                                      ------  ---------  ----------- -----------
          Sedna Capital Management LLC  0     1,726,384     0         1,726,384
          Rengan Rajaratnam             0     1,726,384     0         1,726,384
          Paul Yook                     0     1,726,384     0         1,726,384

     (c) During the past sixty days, the Sedna Filing Persons effected the following transactions in Shares of Common Stock in open-market transactions:

                              Amount of
                              Securities   Price per
Trade Date       Transaction  Involved     Share
---------------  -----------  -----------  -----------
      9/29/2006  BUY               11,000      2.4423
      9/29/2006  BUY                9,000      2.4423
     10/11/2006  SELL              -7,800      2.4773
     10/16/2006  SELL                -785        2.47
     10/16/2006  SELL                -697        2.47
     10/16/2006  SELL              -2,218        2.47
     10/20/2006  SELL             -13,170        2.47
     10/20/2006  SELL              -4,162        2.47
     10/20/2006  SELL                -877        2.47
     10/20/2006  SELL              -2,891        2.47
     10/23/2006  SELL              -1,060        2.47
     10/23/2006  SELL              -4,902        2.47
     10/23/2006  SELL              -1,033        2.47
     10/23/2006  SELL              -3,405        2.47
     11/10/2006  BUY               15,300      1.6568
     11/10/2006  BUY               10,200      1.6974
     11/10/2006  BUY               70,695      1.6568
     11/10/2006  BUY               47,130      1.6974
     11/10/2006  BUY                9,930      1.6974
     11/10/2006  BUY               14,895      1.6568
     11/10/2006  BUY               49,110      1.6568
     11/10/2006  BUY               32,740      1.6974

     (d) Not applicable.

     (e) Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2006                      SEDNA CAPITAL MANAGEMENT LLC


                                             By: /s/ Rengan Rajaratnam
                                                --------------------------------
                                                Name: Rengan Rajaratnam
                                                Title: Managing Member


                                             /s/ Rengan Rajaratnam
                                             -----------------------------------
                                             Rengan Rajaratnam


                                             /s/ Paul Yook
                                             -----------------------------------
                                             Paul Yook



SK 22245 0001 721207